MML Strategic Distributors, LLC

Statement of Financial Condition
As of December 31, 2019
With Report of Independent Registered
Public Accounting Firm Thereon

This report is filed as a Public document in accordance with
Rule 17a-5(e)(3)

MML Strategic Distributors, LLC

Table of Contents

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 – 9



KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors
MML Strategic Distributors, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MML Strategic Distributors, LLC (the Company) as of December 31, 2019, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/KPMG LLP

We have served as the Company's auditor since 2014.

Hartford, Connecticut
February 20, 2020

KPMG LLP is a Delaware limited liability partnership and the U.S. member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.

MML Strategic Distributors, LLC

Statement of Financial Condition
December 31, 2019
(Dollars in thousands)

Assets

Cash and cash equivalents	$	1,272
Receivables from brokers or dealers		237
Receivables from related parties		240
Prepaid expenses and other assets		29
Total assets	$	1,778

Liabilities and Member's Equity

Payables to related parties	$	285
Commissions payable		240
Accounts payable and accrued expenses		15
Total liabilities		540
Member's equity		1,200
Accumulated earnings		38
Total member's equity		1,238
Total liabilities and member's equity	$	1,778

The accompanying notes are an integral part of this financial statement.

MML Strategic Distributors, LLC

Notes to Statement of Financial Condition
December 31, 2019
(Dollars in thousands)

1. **Organization**

   MML Strategic Distributors, LLC (the "Company") is a Delaware limited liability company organized on June 7, 2013. The Company is wholly-owned by Massachusetts Mutual Life Insurance Company ("MassMutual"). The Company is a co-principal underwriter and distributor of certain individual variable annuity and variable life products issued by MassMutual and its insurance company affiliates. In connection with its underwriting activities, the Company enters into selling agreements with unaffiliated broker-dealers. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is a licensed broker-dealer in 49 states and the District of Columbia.

2. **Significant Accounting Policies**

   The significant accounting policies are as follows:

   Basis of Presentation

   The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the amounts reported in the financial statements. Actual results could differ from those estimates.

   Cash and Cash Equivalents

   The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents. The Company maintains its operating cash in bank deposit accounts, which may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company invests excess cash in money market mutual funds managed by unrelated third parties, which are classified as cash equivalents. At December 31, 2019, there was $1,119 invested in money market mutual funds, which are recorded at net asset value.

   Revenue Recognition and Related Expense

   The Company recognizes revenue from customers when it satisfies the performance obligation of transferring control over a service to a customer. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service.

MML Strategic Distributors, LLC

Notes to Statement of Financial Condition
December 31, 2019
(Dollars in thousands)

The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal of cumulative revenue will not occur. This arises when there are no significant uncertainties with the transaction price. When variable consideration is included in the transaction price, the Company considers the range of possible outcomes, the predictive value of its past experiences, the time period of when uncertainties expect to be resolved and its susceptibility to factors outside of the Company's control, such as market volatility or the actions of its customers (see Note 3).

Fair Value of Financial Instruments

The reported carrying values of financial instruments, (including cash equivalents, receivables, and payables) approximate their fair values because of the short maturities of these assets and liabilities.

Income Taxes

The Company is treated as a disregarded entity for tax reporting purposes and is included in consolidated U.S. federal and state income tax returns with MassMutual and its eligible U.S. subsidiaries. The Company is not subject to the written tax allocation agreement between MassMutual and its eligible subsidiaries and certain affiliates. Certain states require the Company to file limited liability company returns. The Company has no uncertain tax positions.

New Accounting Pronouncements

On January 1, 2019, the Company adopted Accounting Standard Update ("ASU") No. 2016-02, "Leases (Topic 842)," which became effective for fiscal years beginning after December 15, 2018 for public companies. This guidance changed the GAAP accounting treatment by requiring a lessee to include on its balance sheet an asset and a liability arising from an operating lease. Generally, the amount of the lease liability under the new guidance is calculated as the present value of unpaid lease payments. However, the amount of the lease asset reflects the present value of unpaid lease payments, as well as initial direct costs, prepaid lease payments, and lease incentives. Consequently, the amount of the lease asset may not equal the amount of the lease liability. Since the Company has no lease arrangements, the adoption of this ASU did not have an impact on the Company's financial statements.

MML Strategic Distributors, LLC

Notes to Statement of Financial Condition
December 31, 2019
(Dollars in thousands)

In June 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,* which is effective on January 1, 2021. This guidance adopts the current expected credit loss (CECL) impairment model which only applies to financial assets carried at amortized cost, including mortgage loans, equipment loans, held to maturity debt securities, and trade, lease, reinsurance and other receivables. CECL is based on expected credit losses rather than incurred losses. CECL is defined as an estimate of all contractual cash flows not expected to be collected from a recognized financial asset (or group of financial assets) or commitment to extend credit. In determining the expected credit loss, the Company is required to consider (a) all available information including historical, current and reasonably supportable forecasts; (b) the entire contractual term of the financial asset; and (c) the time value of money. An estimate of expected credit losses always reflects both the possibility that a credit loss results and the possibility that no credit loss results. Accordingly, this guidance prohibits an entity from estimating expected credit losses solely on the basis of the most likely outcome. Therefore, all financial assets within scope of CECL will have a credit loss allowance. The Company is currently assessing the impact of this guidance on its financial statements.

3. **Revenue from Contracts with Customers**

The following provides detailed information on the recognition of the Company's revenue from contracts with customers.

Commission revenue is earned as the broker-dealer intermediary for the administration, supervision, and distribution of variable products issued by MassMutual through sales agreements with third-party independent broker-dealers. This revenue, as well as the related commission costs to fulfill, is recorded at a point in time as the performance obligation is satisfied when the variable product is issued or renewed (see Note 4). Commissions payable to the independent broker-dealers associated with the variable product sales is accrued concurrently using the actual payout rate.

Trail commission revenue, which represents asset-based 12b-1 fees earned by the Company from open-end mutual fund companies, as well as insurance carriers for variable annuities, are determined based upon the 12b-1 rate and average assets under management. They represent a series of distinct services that are substantially the same and have the same pattern of transfer. Services are provided on a daily basis, which represents a performance obligation that is satisfied over time. The Company uses the same measure of progress to determine consideration. Trail revenues are a form of variable consideration since the fees the Company is entitled to vary based upon the customer maintaining assets in their account and market conditions. Related commission expenses are recognized as the revenue is earned. The Company estimates its accruals for revenues earned based upon historical cash receipts or assets under management in current and prior periods, as applicable.

MML Strategic Distributors, LLC

Notes to Statement of Financial Condition
December 31, 2019
(Dollars in thousands)

Distribution fees represent fees paid to the Company by MassMutual in connection with underwriting and servicing related to the promotion, offering, marketing, and distribution of MassMutual's proprietary variable products. Services are provided on a daily basis, which represents a performance obligation that is satisfied over time. Fees are calculated based on actual expenses incurred and are billed and received monthly in the month the services are performed (see Note 4).

Contract Assets

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records receivables when revenue is recognized prior to payment and it has an unconditional right to payment.

The Company recorded the following contract assets at December 31, 2019 and 2018:

	2019	2018
Commissions receivable from brokers or dealers	$ 237	$ 230
Commissions receivable from related parties	240	81
Total Contract Assets	**$ 477**	**$ 311**

Changes in contract assets are the result of ordinary business activities.

Contract Costs

The Company incurred transaction-related costs to fulfill its contracts with customers for which the following contract liabilities were recorded at December 31, 2019 and 2018:

	2019	2018
Commissions payable to related parties	$ 237	$ 226
Commissions payable to brokers or dealers	240	81
Total Contract liabilities	**$ 477**	**$ 307**

Changes in contract liabilities are the result of ordinary business activities.

MML Strategic Distributors, LLC

Notes to Statement of Financial Condition
December 31, 2019
(Dollars in thousands)

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4.   **Related-Party Transactions and Agreements**

Through underwriting and service agreements, the Company is a co-principal underwriter of certain variable life insurance policies and variable annuity contracts issued by MassMutual and its direct and indirect wholly-owned subsidiaries, C.M. Life Insurance Company ("C.M. Life"), and MML Bay State Life Insurance Company ("MML Bay State"). The Company earned commission revenues that it reallowed to broker-dealers with which it had entered into distribution agreements. Receivables from MassMutual, C.M. Life, and MML Bay State collectively as of December 31, 2019 were $240 related to the above agreements.

In addition, the Company earned trail commissions from mutual fund companies that have entered into participation agreements for variable life and variable annuity products, and incurred distribution costs from services provided by MassMutual.

On May 24, 2019, OppenheimerFunds, Inc., the parent company of OppenheimerFunds Distributors, LLC ("OFDI") and an indirect subsidiary of MassMutual, was sold to Invesco, Ltd ("Invesco"), a global asset manager. Invesco is the parent company of its retail broker-dealer Invesco Distributors, Inc. ("IDI"). As part of the sale, MassMutual obtained a significant influence over Invesco's operations thereby deeming it to be a related party of the Company under ASC 850. The Company earned Trail commissions from OFDI for the period from January 1, 2019 through the date of sale and Trail commissions from IDI for the period from the date of sale through December 31, 2019. Receivable from IDI as of December 31, 2019 was $144 and is included in Receivables from brokers or dealers in the Statement of Financial Condition.

Pursuant to the underwriting and service agreements noted above with MassMutual, C.M. Life, and MML Bay State, the Company is compensated for expenses it incurs.

The Company has administrative services agreements with MassMutual and MML Investors Services, LLC ("MMLIS"), which provide the Company certain services including, but not limited to, accounting, legal, cash management, and other general corporate services. Under these service agreements, the Company pays a management fee to MassMutual and MMLIS as reimbursement for the services noted above. While management believes that these fees are calculated on a reasonable basis, they may not be indicative of the costs that would have been incurred on a stand-alone basis.

MML Strategic Distributors, LLC
Notes to Statement of Financial Condition
December 31, 2019
(Dollars in thousands)

Payables to Related Parties

Payables to related parties consist of the following as of December 31, 2019:

Distribution costs due to MassMutual	$	237
Management fees due to MassMutual		20
Reimbursable expenses due to MassMutual		14
Distribution fees due to MassMutual		8
Management fees due to MMLIS		6
Payables to related parties	$	285

Related party receivables and payables are reviewed monthly. Certain management fees are net settled against distribution fees in the current month. All other intercompany balances are generally settled in the following month.

The Company reviews current and future capital needs with its parent on a periodic basis to ensure that adequate capital is maintained.

5. **Regulatory Requirements**

As a broker-dealer registered with the SEC, the Company is subject to the SEC's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the net capital ratio would exceed 10 to 1. The Company has elected to operate under the alternative standard of calculating its minimum net capital, which requires the Company to maintain as its capital the greater of $250 or 2% of aggregate debits used in computing its reserve requirement. Accordingly, the minimum net capital required is $250. At December 31, 2019, the Company had net capital of $1,167, which was $917 in excess of its required net capital.

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph (k)(1). To qualify for the exemption under Rule 15c3-3 (k)(1), the Company's broker and dealer transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company. The Company must also promptly transmit all funds and deliver all securities received in connection with its activities as a broker or dealer, and not otherwise hold funds or securities for, or owe money or securities to, customers.

MML Strategic Distributors, LLC
Notes to Statement of Financial Condition
December 31, 2019
(Dollars in thousands)

6. **Broker's Bond**

   The Company carries a broker's blanket fidelity bond in the amount of $600. In addition, the Company is afforded additional coverage under the MassMutual Corporate Fidelity Bond Program in the amount of $100,000.

7. **Litigation and Regulatory Inquiries**

   The Company may from time to time become involved in litigation arising in and out of the normal course of business. The Company may from time to time also be involved in regulatory investigations, inquiries, and internal reviews, certain of which are ongoing. In all such regulatory matters, the Company has and is cooperating fully with the applicable regulatory agency or self-regulatory organization.

8. **Subsequent Events**

   The Company has evaluated subsequent events through February 20, 2020, the date the financial statement was available to be issued, and no events have occurred subsequent to the balance sheet date and before the date of evaluation that would require recognition or disclosure.